UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Pacific Gas & Electric Company

(Name of Issuer)

First Preferred Stock, cumulative, par value $25 per share

(Title of Class of Securities)

694308 20 6

694308 40 4

694308 50 3

694308 60 2

694308 70 1

694308 80 0

694308 30 5

694308 88 3

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 14 Pages

1	Names of Reporting Persons Stonehill Capital Management LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 14 Pages

1	Names of Reporting Persons Stonehill Institutional Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 546,223
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 546,223

9	Aggregate Amount Beneficially Owned by Each Reporting Person 546,223
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.3%
12	Type of Reporting Person (See Instructions) PN

Page 4 of 14 Pages

1	Names of Reporting Persons John Motulsky
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 5 of 14 Pages

1	Names of Reporting Persons Christopher Wilson
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 6 of 14 Pages

1	Names of Reporting Persons Jonathan Sacks
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 7 of 14 Pages

1	Names of Reporting Persons Peter Sisitsky
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 8 of 14 Pages

1	Names of Reporting Persons Michael Thoyer
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 9 of 14 Pages

1	Names of Reporting Persons Michael Stern
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 10 of 14 Pages

1	Names of Reporting Persons Samir Arora
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 998,472
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 998,472

9	Aggregate Amount Beneficially Owned by Each Reporting Person 998,472
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 11 of 14 Pages

ITEM 1(a).	NAME OF ISSUER:

Pacific Gas and Electric Company

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

77 Beale Street, P.O. Box 770000, San Francisco, California 94177

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Stonehill Capital Management LLC (“Management”)
(ii)	Stonehill Institutional Partners, L.P. (“Fund”)
(iii)	John Motulsky (“Motulsky”)
(iv)	Christopher Wilson (“Wilson”)
(v)	Jonathan Sacks (“Sacks”)
(vi)	Peter Sisitsky (“Sisitsky”)
(vii)	Michael Thoyer (“Thoyer”)
(viii)	Michael Stern (“Stern”)
(ix)	Samir Arora (“Arora”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

c/o Stonehill Capital Management LLC

320 Park Ave.

26th Floor

New York, NY 10022

ITEM 2(c).	CITIZENSHIP:

Management:	Delaware limited liability company
Fund:	Delaware limited partnership
Motulsky:	US Citizen
Wilson:	US Citizen
Sacks:	US Citizen
Sisitsky:	US Citizen
Thoyer:	US Citizen
Stern:	US Citizen
Arora:	US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

First Preferred Stock, Cumulative, par value $25 per share (collectively referred to in this Schedule 13G as the “First Preferred Stock”)

ITEM 2(e).	CUSIP NUMBER:

694308 20 6

694308 40 4

694308 50 3

694308 60 2

694308 70 1

694308 80 0

694308 30 5

694308 88 3

The above CUSIP numbers represent various series of the First Preferred Stock.

Page 12 of 14 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2 -9) on this Schedule 13G is hereby incorporated by reference. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of shares of First Preferred Stock that may be deemed to be beneficially owned by the Reporting Persons. The beneficial ownership information represents various series of the First Preferred Stock and is based on an aggregate of 10,319,782 shares of First Preferred Stock outstanding, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed on May 17, 2019.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. [    ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of a Member

STONEHILL INSTITUTIONAL PARTNERS, L.P. *

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of Stonehill General Partner, LLC, its general partner

JOHN MOTULSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Christopher Wilson

JONATHAN SACKS*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Stern

SAMIR ARORA*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Samir Arora

*

The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Page 14 of 14 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Stonehill Capital Management LLC, John Motulsky, Christopher Wilson, Peter Sisitsky, Michael Thoyer, Jonathan Sacks, Michael Stern and Samir Arora hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2021

STONEHILL CAPITAL MANAGEMENT LLC

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of a Member

STONEHILL INSTITUTIONAL PARTNERS, L.P. *

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of Stonehill General Partner, LLC, its general partner

JOHN MOTULSKY

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Christopher Wilson

JONATHAN SACKS

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Stern

SAMIR ARORA

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Samir Arora